Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 3, 2024

VIA EDGAR CORRESPONDENCE

Mark Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund VIII, on behalf of FT Energy Income Partners Enhanced Income ETF, a series of the Registrant
File No. 333-275249

Dear Mr. Cowan:

We received your oral comments via telephonic conference on November 28, 2023 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund VIII, on behalf of FT Energy Income Partners Enhanced Income ETF, a series of the Registrant (the “Fund” or “Acquiring Fund”), filed on November 1, 2023. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

Please update the Registration Statement, as applicable, to incorporate any relevant changes that are made to the disclosures in the Acquiring Fund’s N-1A in response to the Staff’s review of such N-1A.

Response to Comment 1

The Registrant confirms that any relevant changes made to the Acquiring Fund’s N-1A currently under the Staff’s review will be incorporated into the Registration Statement, as applicable.

Division of Investment Management

January 3, 2024

Comment 2

In the description of the proposal in the letter to shareholders, and elsewhere as applicable, please clarify that each Target Fund will be merged into a separate subsidiary of the Acquiring Fund.

Response to Comment 2

The disclosure has been revised as requested throughout the Prospectus as applicable to clarify that each Target Fund will be merged with and into the applicable Merger Sub.

Comment 3

In the Q&A Section, in the fourth bullet under “Why does each Target Board recommend the Merger of its Target Fund?” please consider expanding upon the referenced lower overall total expense ratios.

Response to Comment 3

The specific details of the expected reduction in overall expenses is set forth in a separate Q&A. Accordingly, we have added to the above-referenced bullet a cross reference directing readers to the appropriate section of the Q&A for more information.

Comment 4

In the Q&A Section “Why does each Target Board recommend the Merger of its Target Fund?”, please provide another example of the referenced potential costs associated with activist campaigns that may be avoided as a result of the Mergers (in addition to potential litigation costs as currently disclosed).

Response to Comment 4

The disclosure has been revised to additionally refer to costs associated with potential future proxy contests that may be avoided as a result of the Mergers.

Division of Investment Management

January 3, 2024

Comment 5

In the Q&A Section “How will the Mergers affect the shares of the Target Funds?” consider including disclosure that the number of shares received by a Target Fund shareholder in the applicable Merger may not be the same as the number of Target Fund shares held by such shareholder.

Response to Comment 5

The disclosure has been revised as requested.

Comment 6

In the Q&A Section “Will shareholders of the Target Funds have to pay any fees or expenses in connection with the Mergers?”, please clarify the statement that “one-time expenses… will be allocated accordingly based on net assets or to specific Target Funds…”.

Response to Comment 6

The disclosure has been revised as requested.

Comment 7

In the Q&A Section “How will the Mergers impact ongoing fees and expenses?”, please clarify in reference to the unitary fee that certain expenses are not covered by such fee and therefore not reflected in the referenced annual rate of 1.10%.

Response to Comment 7

The disclosure has been revised as requested.

Comment 8

In the Q&A Section “How will the Mergers impact ongoing fees and expenses?” please consider taking the disclosure in the last bullet out of bulleted format. Additionally, please consider adding a definition of “net assets” along with the Managed Assets definition.

Response to Comment 8

The referenced disclosure has been revised as requested.

Division of Investment Management

January 3, 2024

Comment 9

In the Q&A Section “What are some key differences between a closed-end fund and an ETF?” please consider specifying that the potential benefits that closed-end fund strategies, such as the use of leverage, may provide include the potential to generate additional income.

Response to Comment 9

The disclosure has been revised as requested.

Comment 10

In the Q&A Section “What are some key differences between a closed-end fund and an ETF?”, please describe any differences in income to be distributed by the Funds.

Response to Comment 10

The above referenced Q&A has been revised to include the various income-related disclosures described elsewhere in the Prospectus, including the discussion that (i) the Target Funds (closed-end funds) and the Acquiring Fund (an ETF) have as part of their investment objective an emphasis on current distributions; (ii) each Fund utilizes an “options strategy” to generate additional income; and (iii) the Acquiring Fund is anticipated to maintain a common share distribution rate similar to or greater than the historic distribution rate of each Target Fund (due in part to the Acquiring Fund’s increased utilization of the options strategy).

Comment 11

In the Q&A Section “How do the Funds’ objectives, strategies and risks compare?”, please remove the phrase “has the ability to” from the sentence beginning “In general, each Fund primarily invests, or has the ability to or will invest…”.

Response to Comment 11

The disclosure has been revised as requested.

Comment 12

In the Q&A Section “How do the Funds’ objectives, strategies and risks compare?”, the response notes that “the Acquiring Fund may utilize such options strategy on approximately 25-75% of the value of the Acquiring Fund but maintains flexibility to increase such amount…” Please state the limit to which such use of the options strategy could increase and confirm that such levels of the options strategy would not cause the Fund to violate Rule 18f-4. Additionally, please confirm that the term “value of the Acquiring Fund” in the foregoing disclosure refers to the Fund’s net assets.

Division of Investment Management

January 3, 2024

Response to Comment 12

There is no stated limit to the Acquiring Fund’s options strategy (i.e., the Acquiring Fund may utilize the options strategy on over 100% of its value) except that the Registrant confirms it will seek to utilize the strategy in a manner consistent with its investment objective and pursuant to Rule 18f-4 (as disclosed throughout the Prospectus). The Registrant confirms that the term “value of the Acquiring Fund” as referenced in the comment above refers to the Acquiring Fund’s net assets and the Prospectus/Proxy Statement has been revised accordingly.

Comment 13

In the Q&A Section “Will the portfolios of the Target Funds be repositioned prior to the Mergers?”, please add to the response an estimate of the capital gains anticipated to result from the portfolio repositionings and clarify that such realization of capital gains, along with the expenses currently referenced, will be borne by the Target Funds’ shareholders.

Response to Comment 13

The above-referenced Q&A has been revised as requested.

Comment 14

In the Q&A Section “Will there be federal income tax consequences to Target Fund shareholders as a direct result of the Mergers?” please begin the response with a “yes” or “no” or rephrase this question so as not to suggest a yes or no response.

Response to Comment 14

The question has been revised to “What will be the federal income tax consequences to Target Fund shareholders as a direct result of the Mergers?”

Comment 15

In the Q&A Section “Will there be federal income tax consequences to Target Fund shareholders as a direct result of the Mergers?”, please provide estimates of the tax consequences discussed in this Q&A.

Response to Comment 15

The Prospectus/Proxy Statement has been revised in response to Comment 13 above. For the remainder of the tax consequences, as explained in further detail in the above-referenced Q&A, sales of MLP holdings involve certain tax implications (beyond the implications typical to sales of other portfolio securities) that are estimated at the time of sale but cannot be known with certainty until the MLPs release their Schedule K-1s, which may not occur until after the Mergers have been consummated. In addition, the full extent of the tax consequences will be impacted in part by market conditions and factors that cannot be predicted. Accordingly, the Registrant believes disclosure of estimates at this time could be misleading and respectfully declines to provide such estimates.

Division of Investment Management

January 3, 2024

Comment 16

In the Q&A Section “How does the Board of Trustees of each Target Fund recommend that shareholders vote on the proposed Merger of such Target Fund?” please discuss how the interests of existing Target Fund shareholders will be diluted, if at all, for each possible combination of Mergers that could result.

Response to Comment 16

The interests of each Target Fund’s shareholders will not be diluted by the Merger of such Target Fund or any combination of Mergers contemplated in the Prospectus. The Prospectus has been updated as requested.

Comment 17

On the cover page of the Prospectus, please revise the proposal for FIF shareholders to remove the defined terms applicable to other Target Funds (and add such defined terms elsewhere).

Response to Comment 17

The disclosure has been revised as requested.

Comment 18

On the cover page of the Prospectus where the documents incorporated by reference are listed, please include hyperlinks to such documents and include their accession numbers.

Response to Comment 18

The disclosure has been revised as requested.

Comment 19

In the first paragraph under “Synopsis” please remove the sentence “Certain capitalized terms used but not defined in this summary are defined elsewhere in this Proxy Statement/Prospectus” and ensure that definitions are provided when defined terms first appear.

Division of Investment Management

January 3, 2024

Response to Comment 19

The disclosure has been revised as requested.

Comment 20

Please note that, in general, our comments to a particular section of the Registration Statement should apply to those other sections of the Registration Statement containing the same or similar disclosure, as applicable.

Response to Comment 20

The disclosures have been revised accordingly throughout the Registration Statement.

Comment 21

In the third paragraph under “Board Considerations of the Proposed Mergers” consider adding that the approvals of each Target Board of the applicable Merger included approvals from the Trustees who are not “interested persons” (as defined in the 1940 Act) and were made unanimously.

Response to Comment 21

The disclosure has been revised as requested.

Comment 22

In the first paragraph under “Material Income Tax Consequences of the Mergers”, please include a statement that, as a condition of closing, the Funds will obtain a tax opinion that the Mergers will qualify as tax-free reorganizations.

Response to Comment 22

The disclosure has been revised as requested.

Division of Investment Management

January 3, 2024

Comment 23

Under “Comparison of the Funds” please include a summary discussion of the fundamental policies, including with respect to concentration, of the Funds.

Response to Comment 23

The disclosure has been revised to include a new subsection comparing the fundamental policies of the Funds.

Comment 24

Under “Comparison of the Funds” please move the subsections “Trustees and Officers” and “Investment Advisors and Portfolio Managers” further back in the Prospectus.

Response to Comment 24

The Prospectus has been revised as requested.

Comment 25

In the Fee Table in the “Fees and Expenses” Section, please include Acquiring Fund pro forma information for the Merger or combination of Mergers that would result in the highest fees, the Merger or combination of Mergers that would result in the lowest fees, and the Merger or combination of Mergers that is most likely to occur.

Response to Comment 25

The Registrant notes that, due to the unitary fee structure of the Acquiring Fund, the pro forma total annual fund operating expenses would be the same for each Merger and any combination of Mergers (i.e., such expenses equal the unitary fee of 1.10%).

Comment 26

Under “Example” in the “Fees and Expenses” Section, please present the fees based on net assets before the fees based on Managed Assets.

Response to Comment 26

The disclosure has been revised as requested.

Division of Investment Management

January 3, 2024

Comment 27

Please remove the third and fourth sentences in the first paragraph under “Performance” and revise the last sentence to state that a Target Fund’s past performance does not ensure how the Target Fund will perform in the future (in addition to existing disclosure that states that a FIF’s past performance does not ensure how the Acquiring Fund will perform in the future).

Response to Comment 27

The disclosure has been revised as requested except that the disclosure highlighting that key differences exist between FIF (which performance history is being adopted by the Acquiring Fund) and the Acquiring Fund has been retained to further emphasize why the Target Fund’s past performance may not be indicative of the Acquiring Fund’s future performance.

Comment 28

Please explain why the “Return After Taxes on Distributions” and “Return After Taxes on Distributions and Sale of Fund Shares” in the Performance tables are listed as “N/A.”

Response to Comment 28

As closed-end funds do not calculate after tax performance, these items have not been presented in the Performance tables. After tax performance will be calculated for the Acquiring Fund and presented in its registration statement on Form N-1A after it has commenced operations.

Comment 29

For the additional indexes listed in the Average Annual Total Returns charts, please include information about the indexes in the narrative explanation as required by Form N-1A.

Response to Comment 29

The disclosure has been revised as requested.

Comment 30

In the Average Annual Total Returns chart for FIF, please confirm which index is the broad-based index.

Response to Comment 30

FIF’s broad-based index is the S&P 500 Index and the above-referenced chart has been updated to include the index.

Division of Investment Management

January 3, 2024

Comment 31

In the second paragraph under “Background and Board Considerations”, please provide more detail on the “recent volatility and market disruption”, “significant changes in the MLP Market” and “recent increased focus by activist investors” discussed in this paragraph.

Response to Comment 31

The disclosure has been revised as requested to provide additional detail on these points.

Comment 32

In the third paragraph under “Background and Board Considerations”, please confirm that the statement “that the interests of the existing shareholders of the Target Funds would not be diluted as a result of the Mergers” is true for any combination of Mergers that may be consummated.

Response to Comment 32

The Registrant confirms that the interests of the existing shareholders of the Target Funds will not be diluted due to any Merger or combination of Mergers.

Comment 33

Please confirm that the Board considerations include all materially adverse factors considered by the Board in regards to the Mergers.

Response to Comment 33

Confirmed.

Comment 34

In the first bullet under “Background and Board Considerations” consider whether the sentence that begins “Finally, the Board considered the material reduction in expenses…” should be included in the following bullet point that has the caption “Comparison of Fees and Expense Ratios.”.

Response to Comment 34

The Prospectus has been revised.

Division of Investment Management

January 3, 2024

Comment 35

In the fourth bullet under “Background and Board Considerations” consider adding “as compared with the Target Funds” to the end of the sentence “Because the Acquiring Fund had yet to commence investment operations, the Board could not consider the historical investment performance of the Acquiring Fund.”.

Response to Comment 35

The Prospectus has been revised as suggested.

Comment 36

In the first paragraph under “Capitalization” consider adding “as of such date” to the end of the first sentence. Additionally, consider removing footnote 6 from the Capitalization Table as it is duplicative of disclosure in the lead-in paragraph.

Response to Comment 36

The disclosure has been revised as requested.

Comment 37

In bullet (a) under “Federal Income Tax Consequences” consider adding “tax-free” immediately preceding “reorganization”.

Response to Comment 37

The Registrant respectfully declines to make this change as “reorganization” refers to such term as used under Section 368(a) of the Internal Revenue Code. Please note that there is disclosure throughout the Prospectus stating that each Merger is expected to qualify as a tax-free reorganization for federal income tax purposes.

Comment 38

Under “Voting Process” it states, “Pursuant to NYSE Rule 452 and other similar rules applicable to broker-dealers, broker-dealers that have not received instructions from a customer prior to the date specified in the broker-dealer’s request for voting instructions generally may not be permitted to deliver uninstructed shares (broker non-votes) and may not vote such customer’s shares on the Proposal(s) being considered at the Meeting.” Please replace “generally may not be permitted” with “are not permitted”.

Division of Investment Management

January 3, 2024

Response to Comment 38

The Registrant respectfully declines to make the requested revision. The Registrant notes that the above-referenced disclosure had been used for a fund in the same complex in a recent registration statement on Form N-14 and such disclosure reflects revisions made at such time in response to similar prior comments from and discussions with the Staff on such other fund’s registration statement. The Registrant would like to keep disclosures consistent (to the extent they consistently apply) across the fund complex, as applicable. Inconsistent disclosure would unnecessarily suggest different treatment between the funds.

Comment 39

Under “Voting Process” please delete the sentence “However, if any broker non-votes are timely received, they would be counted for purposes of determining the quorum at the Meeting for a Target Fund but would not be counted as votes in regard to any Proposal” and replace it with a statement that broker non-votes will not be counted for purposes of determining quorum at the Meeting or voting on the Proposals.”

Response to Comment 39

The Registrant has revised the disclosure to reflect the same disclosure used in the registration statement on Form N-14 of the fund referenced in the response to Comment 38 above in seeking to keep such disclosures consistent. As revised, the disclosure reflects the revisions made in response to similar prior comments from and discussions with the Staff on such registration statement.

Comment 40

On the cover page and in the “Financial Statements” Section of the Statement of Additional information where documents are incorporated by reference, please include hyperlinks to all documents incorporated by reference and include accession numbers for each document incorporated by reference.

Response to Comment 40

The disclosure has been revised as requested.

Comment 41

Please include an updated auditor’s consent with any amended filing of the Registration Statement.

Response to Comment 41

The Registrant confirms that an updated auditor’s consent will be included in any amended filings of the Registration Statement.

Division of Investment Management

January 3, 2024

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

In the Expense Example on page 10 of the Prospectus, the amounts shown in the table are calculated based on a $1,000 investment, while the introductory paragraph states that expenses are based on a $10,000 investment. Please revise the amounts shown in the table to be calculated based on a $10,000 investment as described in the introductory paragraph.

Response to Comment 1

The disclosure has been revised as requested.

Comment 2

In the Capitalization table on page 40 of the Prospectus, the Acquiring Fund pro forma net assets does not equal the sum of the Target Funds’ net assets. Please revise the Acquiring Fund pro forma net assets or explain any additional pro forma adjustments that might be causing the difference.

Response to Comment 2

The Acquiring Fund pro forma net assets have been revised as requested.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3850 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By: /s/ Roy Kim

              Roy Kim

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman